UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Dada Nexus Limited

(Name of Issuer)

Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

23344D108(1)

(CUSIP Number)

JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

The People’s Republic of China

+86 10 8911-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) There is no CUSIP number assigned to ordinary shares of the issuer. CUSIP number 23344D108 has been assigned to the American Depositary Shares (“ADSs”) of the issuer, which are quoted on the Nasdaq Global Select Market under the symbol “DADA.” Each ADS represents four ordinary shares of the issuer.

CUSIP No. 23344D108

1	Names of Reporting Persons JD.com, Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) WC, OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 657,224,518 ordinary shares(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 657,224,518 ordinary shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 657,224,518 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%(2)
14	Type of Reporting Person (See Instructions) HC

(1)

Includes (i) 543,635,690 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 113,588,828 ordinary shares of the issuer (including 6,526,887 ADSs) directly held by Windcreek Limited. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which is in turn a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively in the issuer and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.

(2)	The percentage is calculated based on a total of 1,039,219,710 ordinary shares of the issuer issued and outstanding as of June 30, 2024.

CUSIP No. 23344D108

1	Names of Reporting Persons JD.com Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 657,224,518 ordinary shares(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 657,224,518 ordinary shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 657,224,518 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 63.2%(2)
14	Type of Reporting Person (See Instructions) CO

(1)

Includes (i) 543,635,690 ordinary shares of the issuer directly held by JD Sunflower Investment Limited and (ii) 113,588,828 ordinary shares of the issuer (including 6,526,887 ADSs) directly held by Windcreek Limited. Each of JD Sunflower Investment Limited and Windcreek Limited is a direct wholly-owned subsidiary of JD.com Investment Limited, which is in turn a direct wholly-owned subsidiary of JD.com, Inc. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD.com, Inc. and JD.com Investment Limited may be deemed to beneficially own all of the ordinary shares of the issuer (including ordinary shares of the issuer represented by ADSs) held by JD Sunflower Investment Limited and Windcreek Limited respectively in the issuer and share with JD Sunflower Investment Limited and Windcreek Limited respectively the voting power and dispositive power of such shares.

(2)	The percentage is calculated based on a total of 1,039,219,710 ordinary shares of the issuer issued and outstanding as of June 30, 2024.

CUSIP No. 23344D108

1	Names of Reporting Persons JD Sunflower Investment Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 543,635,690 ordinary shares
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 543,635,690 ordinary shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 543,635,690 ordinary shares
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 52.3%(1)
14	Type of Reporting Person (See Instructions) CO

(1)	The percentage is calculated based on a total of 1,039,219,710 ordinary shares of the issuer issued and outstanding as of June 30, 2024.

CUSIP No. 23344D108

1	Names of Reporting Persons Windcreek Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 113,588,828 ordinary shares(1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 113,588,828 ordinary shares(1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 113,588,828 ordinary shares(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 10.9%(2)
14	Type of Reporting Person (See Instructions) CO

(1)	Includes (i) 87,481,280 ordinary shares and (ii) 26,107,548 ordinary shares in the form of 6,526,887 ADSs of the issuer directly held by Windcreek Limited.
(2)	The percentage is calculated based on a total of 1,039,219,710 ordinary shares of the issuer issued and outstanding as of June 30, 2024.

Item 1. Security and Issuer.

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) amends and supplements the Statement on Schedule 13D originally filed with the U.S. Securities and Exchange Commission on March 4, 2022 (the “Original Schedule 13D”), as amended by amendment No. 1 to the Original Schedule 13D on April 26, 2023 (the “Amendment No. 1”), and further amended by amendment No. 2 to the Original Schedule 13D on April 28, 2023 (the “Amendment No. 2,” together with the Original Schedule 13D and Amendment No. 1, the “Statement”) filed by JD.com, Inc. (“JD”), JD.com Investment Limited (“JD Investment”), JD Sunflower Investment Limited (“JD Sunflower”) and Windcreek Limited (individually, each a “Reporting Person” and collectively, “Reporting Persons”), with respect to ordinary shares, par value $0.0001 per share, of Dada Nexus Limited, a company organized under the laws of the Cayman Islands (the “Issuer”), whose principal executive offices are located at 22/F, Oriental Fisherman’s Wharf, No. 1088 Yangshupu Road, Yangpu District, Shanghai 200082, People’s Republic of China

Except as provided herein, this Amendment No. 3 does not modify any of the information previously reported on the Statement. Capitalized terms used but not defined in this Amendment No. 3 have the meanings ascribed to them in the Original Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby supplemented by the following:

On September 16, 2024, Windcreek Limited entered into a share purchase agreement (the “SPA”) with Global Pinnacle Corporation, a Delaware corporation (the “Seller”), pursuant to which Windcreek Limited has purchased a total of (i) 87,481,280 ordinary shares of the Issuer at a price of US$0.25 per share and (ii) 1,875,000 ADSs of the Issuer representing 7,500,000 ordinary shares of the Issuer at a price of US$1.00 per ADS from the Seller. The closing of the transactions has occurred concurrently with the execution of the SPA. A copy of the SPA is filed herewith as Exhibit 99.8. The description of the SPA contained herein is qualified in its entirety by reference to Exhibit 99.8, which is incorporated herein by reference.

Item 4. Source and Amount of Funds or Other Consideration.

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following:

The information set forth in Item 3 above and Item 6 below is hereby incorporated by reference in this Item 4.

Following the transactions described in this Amendment No. 3, JD.com, Inc. will be deemed to beneficially own, taking into account its existing beneficial ownership, approximately 63.2% of the Issuer’s issued and outstanding shares.

Except as set forth in this Statement or in the transactions or documents described herein, the Reporting Persons does not have any present plans or proposals that relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer,

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries,

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries,

(d) Any change in the present board or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board,

(e) Any material change in the present capitalization or dividend policy of the Issuer,

(f) Any other material change in the Issuer’s business or corporate structure,

(g) Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person,

(h) Causing a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented by the following:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 3 and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference in this Item 5.

(a) As of the date hereof, JD Sunflower directly holds 543,635,690 ordinary shares, representing 52.3% of the Issuer’s total outstanding ordinary shares, and Windcreek Limited directly holds (i) 87,481,280 ordinary shares and (ii) 26,107,548 ordinary shares in the form of 6,526,887 ADSs of the issuer, representing 10.9% of the Issuer’s total outstanding ordinary shares.

As of the date hereof, each of JD and JD Investment may be deemed to have beneficial ownership of 657,224,518 ordinary shares, representing 63.2% of the Issuer’s total outstanding ordinary shares, representing all the shares held by JD Sunflower and Windcreek Limited. JD Investment is the sole shareholder of each of JD Sunflower and Windcreek Limited. JD is the sole shareholder of JD Investment. Pursuant to Section 13(d) of the Act and the rules promulgated thereunder, each of JD and JD Investment may be deemed to beneficially own all of the ordinary shares (including ordinary shares represented by ADSs) held by JD Sunflower and Windcreek Limited, respectively.

The above disclosure of percentage information was calculated based on a total of 1,039,219,710 ordinary shares of the Issuer issued and outstanding as of June 30, 2024.

Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any ordinary shares of the Issuer or has the right to acquire any ordinary shares of the Issuer.

(b) Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the ordinary shares of the Issuer that they may be deemed to beneficially own.

(c) Except as disclosed in this Statement, none of the Reporting Persons or to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the ordinary shares of the Issuer during the past 60 days.

(d) Except as disclosed in this Statement, to the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the ordinary shares beneficially owned by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 5 of the Statement is hereby amended and supplemented by the following:

The information set forth in Items 3 and 4 is hereby incorporated by reference in this Item 6.

Share Purchase Agreement

On September 16, 2024, Windcreek Limited entered into the SPA with the Seller, pursuant to which Windcreek Limited has purchased a total of (i) 87,481,280 ordinary shares of the Issuer at a price of US$0.25 per share and (ii) 1,875,000 ADSs of the Issuer representing 7,500,000 ordinary shares of the Issuer at a price of US$1.00 per ADS from the Seller. The total of 94,981,280 ordinary shares represented approximately 9.1% of the Issuer’s outstanding ordinary shares. The closing of the transactions has occurred concurrently with the execution of the SPA. The SPA also contains customary representations, warranties, covenants and indemnification from each of Windcreek Limited and the Seller for a transaction of this nature. A copy of the SPA is filed herewith as Exhibit 99.8. The description of the SPA contained herein is qualified in its entirety by reference to Exhibit 99.8, which is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description

99.1*	Joint Filing Agreement, dated March 4, 2022, by and among JD.com, Inc., JD.com Investment Limited, JD Sunflower Investment Limited and Windcreek Limited.

99.2*	Share Subscription Agreement, dated March 22, 2021, by and between Dada Nexus Limited and JD Sunflower Investment Limited (incorporated herein by reference to Exhibit 4.11 to annual report on Form 20-F filed by the Issuer with the Securities and Exchange Commission on March 31, 2021).

99.3*	Amendment to Share Subscription Agreement, dated February 25, 2022, by and between Dada Nexus Limited and JD Sunflower Investment Limited.

99.4*	English translation of Business Cooperation Agreement, dated February 28, 2022, by and between JD.com, Inc. and Dada Nexus Limited.

99.5*	Sixth Amended and Restated Shareholders Agreement, dated August 8, 2018, by and among JD Sunflower Investment Limited, the Issuer and certain other parties thereto (incorporated herein by reference to Exhibit 10.4 to Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission on May 12, 2020).

99.6*	Share Subscription Agreement, dated April 25, 2023, by and between Dada Nexus Limited and JD Sunflower Investment Limited.

99.7*	English translation of 2023 Business Cooperation Agreement, dated April 25, 2023, by and between JD.com, Inc. and Dada Nexus Limited.

99.8	Share Purchase Agreement, dated September 16, 2024, by and between Windcreek Limited and Global Pinnacle Corporation

*	Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2024	JD.com, Inc.

	By:	/s/ Ian Su Shan
	Name:	Ian Su Shan
	Title:	Chief Financial Officer

JD.com Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

JD Sunflower Investment Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

Windcreek Limited

	By:	/s/ Nani Wang
	Name:	Nani Wang
	Title:	Director

SCHEDULE A

Directors and Executive Officers of JD

The names of the directors and the names and titles of the executive officers of JD and their principal occupations are set forth below. Except for Professor Ming Huang, Mr. Louis T. Hsieh, Professor Dingbo Xu, Ms. Caroline Scheufele, Ms. Grace Kun Ding and Ms. Jennifer Ngar-Wing Yu, the business address of the directors and executive officers is JD national headquarters at No. 18 Kechuang 11 Street, Yizhuang Economic and Technological Development Zone, Daxing District, Beijing 101111, P.R. China.

Name	Position with JD	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:

Richard Qiangdong Liu	Chairman of the Board of Directors	*	P.R. China	**

Sandy Ran Xu	Director and Chief Executive Officer	*	P.R. China	—

Ming Huang(1)	Independent Director	Professor of finance at the Johnson Graduate School of Management at Cornell University	United States	—

Louis T. Hsieh(2)	Independent Director	Director of New Oriental Education & Technology Group Inc.	United States	—

Dingbo Xu(3)	Independent Director	Essilor Chair Professor in Accounting and an associate dean at China Europe International Business School in Shanghai	P.R. China	—

Caroline Scheufele(4)	Independent Director	Co-president and Artistic Director of Chopard	Switzerland	—

Carol Yun Yau Li(5)	Independent Director	Managing Director of Yale Center Beijing	P.R. China	—

Grace Kun Ding(6)	Independent Director	Strategic consulting service provider for cooperative retail suppliers on the British Land platform and an independent investor	United Kingdom	—

Jennifer Ngar-Wing Yu(7)	Independent Director	Deputy Vice Chairwoman and Group President of CTF Education Group	P.R. China	—

Executive Officers:

Ian Su Shan	Chief Financial Officer	*	P.R. China	—

Pang Zhang	Chief Human Resources Officer	*	P.R. China	—

*	The principal occupation is the same as his/her position with JD.
**	Less than 1% of the total outstanding shares of the Issuer.
(1)	The business address of Professor Huang is 22 W 66th Street, New York, NY 10023, United States.
(2)	The business address of Mr. Hsieh is The Harbourside, Tower 2, 37-B, I Austin Road West, Kowloon, Hong Kong.

(3)	The business address of Professor Xu is China Europe International Business School Building 20, Zhongguancun Software Park, Haidian District, Beijing 100193, P.R. China.
(4)	The business address of Ms. Scheufele is Chopard & Cie SA – 8 rue de Veyrot – 1217 Meyrin – Switzerland.
(5)	The business address of Ms. Li is Tower B 36/F, 8 Jianguomenwai Avenue, Chaoyang District, Beijing, China
(6)	The business address of Ms. Ding is 5 Interchange Park, Robinson Way, Portsmouth, England, PO3 5QD, United Kingdom.
(7)	The business address of Ms. Yu is Room 2209A&B, Wu Chung House, 213 Queen’s Road East, Wanchai, Hong Kong.

Directors and Executive Officers of JD Investment

The names of the directors and the names and titles of the executive officers of JD Investment and their principal occupations are set forth below. The business address of each of the directors and executive officers is Room 3614-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:

Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:

N/A

Directors and Executive Officers of JD Sunflower

The names of the directors and the names and titles of the executive officers of JD Sunflower and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with JD Investment	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:

Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:

N/A

Directors and Executive Officers of Windcreek Limited

The names of the directors and the names and titles of the executive officers of Windcreek Limited and their principal occupations are set forth below. The business address of each of the directors and executive officers is c/o Room 4318-19, Jardine House, 1 Connaught Place, Central, Hong Kong.

Name	Position with Windcreek Limited	Present Principal Occupation	Citizenship	Shares Beneficially Owned
Directors:

Nani Wang	Director	Employee of JD	P.R. China	—

Executive Officers:

N/A